Exhibit 99.7

KPMG LLP Chartered Accountants
Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone Fax	(416) 777-8500 (416) 777-8818 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Seabridge Gold Inc.

We consent to the inclusion in this annual report on Form 40-F of:

─
our Report of Independent Registered Public Accounting Firm dated March 18, 2010 on the consolidated balance sheets of Seabridge Gold Inc. (the “Company”) as at December 31, 2009 and 2008, and the consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2009

─	our Report of Independent Registered Public Accounting Firm on the Reconciliation to United States Generally Accepted Accounting Principles – Item 18 dated March 18, 2010

─	our Report of Independent Registered Public Accounting Firm dated March 18, 2010 on the Company’s internal control over financial reporting as of December 31, 2009 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2009. We also hereby consent to the incorporation by reference of the information contained in this annual report on Form 40-F into the Registration Statement on Form F-10 (Registration No. 333-164530) of the Company.

/S/ KPMG LLP
Chartered Accountants, Licensed Public Accountants

Toronto, Canada
March 25, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.